Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock or Class B common stock of ADT Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated September 12, 2022, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares (as defined below) in any jurisdiction in which the making or acceptance of offers to sell such shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

ADT INC.

of

Up to 133,333,333 Shares of its Common Stock and Class B Common Stock

at a Purchase Price of $9.00 per Share, Representing an Aggregate

Purchase Price of Up to $1,200,000,000

ADT Inc., a Delaware corporation (the “Company” or “ADT”), is offering to purchase for cash up to 133,333,333 shares of its common stock, par value $0.01 per share (the “Common Stock”), and its Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Common Stock, the “Shares”), at a price of $9.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2022 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 20, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME AND DATE, AS IT MAY BE EXTENDED OR TERMINATED, THE “EXPIRATION TIME”).

The Offer will be fully subscribed as a result of the Apollo Commitment (as defined below), and no shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment (as defined below). As a result, the Company will purchase 133,333,333 shares of Common Stock, which would represent approximately 15% of the issued and outstanding shares of Common Stock (assuming conversion of all issued and outstanding shares of Class B Common Stock, on a share-for-share basis into shares of Common Stock, and including restricted share awards (“RSAs”), assuming attainment of the maximum level of performance) as of August 29, 2022. The shares of Common Stock outstanding as of August 29, 2022 do not include shares of Common Stock issuable upon exercise of existing stock options or vesting of existing restricted stock units (“RSUs”) or performance-based restricted stock units (“PSUs”), or shares of Common Stock that the Company expects to issue in connection with the Strategic Investment (as defined below). However, upon the consummation of the Strategic Investment (the completion of which is a condition to the consummation of the Offer), the Company will issue 133,333,333 new shares of Common Stock to State Farm Fire & Casualty Company (“State Farm”), meaning the number of issued and outstanding shares of Common Stock will not change after giving effect to the Strategic Investment and the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions, including the completion of the Strategic Investment.

The Company’s Board of Directors (the “Board”) has approved the making of the Offer. However, none of the Company, the Board, Apollo (as defined below), the Depositary (as defined below), or the Information Agent (as defined below) makes any recommendation as to whether stockholders should tender or refrain from tendering their Shares or as to how many Shares to tender. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender.

On September 5, 2022, the Company entered into an agreement (the “Securities Purchase Agreement”) with State Farm, pursuant to which State Farm will purchase 133,333,333 shares of Common Stock to be issued by the Company at a purchase price of $9.00 per share, representing an aggregate investment of $1.2 billion and the Company will appoint one State Farm representative to the Board. The proposed State Farm investment is referred to as the “Strategic Investment.”

In connection with the Strategic Investment, the Company and Prime Security Services TopCo (ML), L.P. (“TopCo ML LP”) and Prime Security Services TopCo (ML II), L.P. (“TopCo ML II LP”), which are collectively the Company’s controlling stockholder (the “Apollo Stockholder Entities”), entered into a Tender and Support Agreement, pursuant to which the Apollo Stockholder Entities agreed to tender or cause to be tendered (and to refrain from subsequently withdrawing) in the Offer no fewer than 133,333,333 Shares (the “Apollo Stockholder Commitment”). TopCo ML LP and TopCo ML II LP are majority-owned by Prime Security Services TopCo Parent GP, LLC, which is majority-owned by Apollo Investment Fund VIII, L.P. and its related funds that are directly or indirectly managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries and affiliates, “Apollo”). Furthermore, in connection with the Strategic Investment, the Company also entered into a Support Agreement with Google LLC (“Google”), pursuant to which Google has agreed to not, without the prior written consent of the Company, directly or indirectly, tender its shares of Class B Common Stock (and any shares of Common Stock issuable upon the conversion of such shares of Class B Common Stock) (collectively, the “Google Shares”) in the Offer, in any manner, or enter into any agreement, arrangement or understanding that results in the Google Shares being tendered in the Offer (the “Google Commitment”). The Offer will allow the Company to use the proceeds from the Strategic Investment to provide the Company’s stockholders with an opportunity to obtain liquidity with respect to their Shares and thereby receive a return of capital. Further, the Offer will effectively eliminate any dilution that would otherwise result from the Strategic Investment and will allow stockholders who elect not to tender into the Offer the opportunity to continue participating on the same basis in the Company’s future performance.

Each stockholder (including holders of options to purchase Shares, RSAs, RSUs, or PSUs) wishing to tender Shares must follow the instructions and procedures described in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Promptly following the Expiration Time, upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price for up to 133,333,333 Shares validly tendered and not validly withdrawn in the Offer.

If more than 133,333,333 Shares are validly tendered and not validly withdrawn, the Company will purchase Shares as follows: (i) first, the Company will purchase all “odd lots” of less than 100 Shares at the Purchase Price from shareholders who properly tender all of their Shares and do not validly withdraw such Shares (tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference); and (ii) second, the Company will purchase all other Shares validly tendered (and not validly withdrawn) on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on October 20, 2022, unless the Company extends the period of time during which the Offer will remain open. The Company will announce the preliminary results of the Offer, including preliminary information about any expected proration, by 9:00 a.m., New York City time, on the business day following the Expiration Time. The Company does not expect, however, to announce the final results of any proration and begin paying for tendered Shares until after the expiration of the period for delivery of Shares tendered using the guaranteed delivery procedures.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, Shares that are validly tendered and not withdrawn, only when, as and if the Company gives oral or written notice to the American Stock Transfer & Trust Company, LLC (the “Depositary”) of its acceptance of the Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, but only after timely receipt by the Depositary of: (i) certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility; (ii) a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an agent’s message; and (iii) any other required documents.

The Company reserves the right, in its sole discretion, to: (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension; (ii) amend the Offer in any respect; or (iii) terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 of the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement, in each case subject to applicable law (including Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”)). Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change, including, but not limited to, making a release through Business Wire or another comparable service, subject to applicable law. If the Company materially changes the terms of the Offer or the information concerning the Offer, the Company will extend the Offer if and to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.

Stockholders may withdraw any Shares they have tendered at any time prior to the Expiration Time. If the Company has not accepted for payment the Shares that a stockholder has tendered by 12:00 midnight, New York City time, at the end of the day on November 8, 2022, such stockholder may also withdraw such Shares at any time thereafter. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of the addresses set forth on the back cover of the Offer to Purchase, and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If Shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase.

The Company will decide, in its sole discretion, all questions as to the number of Shares to be accepted, the price to be paid for Shares and the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares, and the Company’s determination will be final and binding on all parties, subject to an Offer participant’s right to dispute such determination in a court of competent jurisdiction. None of the Company, the Depositary or D.F. King & Co., Inc., which is serving as the information agent for the Offer (the “Information Agent”), will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Generally, the receipt of cash from the Company in exchange for a stockholder’s Shares will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares generally will be treated for U.S. federal income tax purposes either as (i) a sale or exchange eligible for gain or loss treatment or (ii) a distribution in respect of stock from the Company, as described in Section 14 of the Offer to Purchase. Shareholders are strongly encouraged to read the Offer to Purchase, in particular Section 14, for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their tax advisor.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company is mailing the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on the Company’s stockholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Please direct any questions or requests for assistance to the Information Agent at the telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery (which will be promptly furnished to stockholders at the Company’s expense) to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

***By Mail, Hand, Express Mail, Courier,

or Other Expedited Service:

By the Expiration Time

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokerage Firms

Please Call: (212) 269-5550

All Others Call Toll-Free: (877) 732-3619

Email: adt@dfking.com

September 12, 2022